FOIA CONFIDENTIAL TREATMENT REQUEST
Confidential Treatment Requested
By The Ryland Group, Inc.

January 29, 2013

Terence O’Brien, Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	The Ryland Group, Inc. - File No. 1-8029
Form 10-K for Fiscal Year Ended December 31, 2011,
Filed February 29, 2012
Form 10-Q for the Fiscal Quarter Ended September 30, 2012,
Filed November 5, 2012

Dear Mr. O’Brien:

This is The Ryland Group, Inc.’s (the “Company”) response to your letter dated December 27, 2012, containing comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings for the Company.  For your convenience, the full text of the Staff’s comment is reproduced below in italics together with the Company’s response thereto.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Results of Operations, page 20

1. In future filings, in circumstances where there is more than one business reason for changes in a line item, please quantify the incremental impact of each individual business reason.  We note, for example, that for each of your homebuilding segments you attribute changes in gross margin to fluctuations in certain factors, such as land and construction costs, inventory, sales incentives, price concessions, and leverage of direct overhead expense, but you do not quantify any of these factors.  Without additional analysis and quantification it is unclear how conditions differed with each of your homebuilding segments and which of these factors had the greatest or least impact on operating results.  Please revise your disclosure accordingly in future filings.  See Item 303 of Regulation S-K and SEC Release No. 33-8350.

FOIA CONFIDENTIAL TREATMENT REQUEST
Confidential Treatment Requested
By The Ryland Group, Inc.

Response

In past filings, business reasons for changes in line items were given in order of magnitude in order to prioritize their impact.  We will quantify the material impacts of each business reason for changes in line items, to the extent that it is possible to determine, in future filings.

2. Please expand your homebuilding segments discussion and analysis of revenues and gross profit margin to provide investors with an understanding of the underlying factors causing the changes in the number of homes delivered and the average closing prices.  In this regard, there should be discussion and analysis of the material changes in the home deliveries and closing prices at the market level and/or the community level to the extent that there are material offsetting results (i.e., the material home buying trends that are specific to each of your operating segments that are positively and negatively impacting your operating results).  In this regard, we note that you decided to exit the Dallas and Jacksonville markets to focus on more profitable markets.  However, there were no disclosures in your prior Form 10-K that these markets were not profitable and/or bringing down the margins in the corresponding segments.  Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b.4 of the Financial Reporting Codification for guidance.

Response

To the extent that material changes in closings and average home prices are unique to specific segments, we will discuss these factors in future filings.

The Company’s exit from Jacksonville was related to disintegration of market demand due to the overall economic downturn and low expectations for a recovery.  In Dallas, it was based on excess competition, available land positions and other market characteristics. The decisions regarding the allocation of capital to these and other markets took into account confidential internal considerations, and forecasted market conditions and were not solely based on current profitability.

Impairments, page 29

3.      Considering the impact to your consolidated financial statements and to your homebuilding segment results, please provide investors with the specific underlying factors that contributed to the continued recognition of inventory impairment charges for each period presented.  Please provide us with the disclosure you intend to include in future filings.

Response

Other than pre-acquisition feasibility cost write offs related to our project review process, we did not impair assets in the fourth quarter of 2012 and do not anticipate material impairments in future quarters as the result of recent positive price trends in homes. Should we experience declines in values, reduced sales or significant cost increases leading to a need for impairments, we will provide specific underlying factors e.g. price declines due to sustained competitive pressure or specific cost increases, in future filings.

FOIA CONFIDENTIAL TREATMENT REQUEST
Confidential Treatment Requested
By The Ryland Group, Inc.

4.      We note your statement that eight communities that you expect to build homes in were impaired for $5.7 million with the remaining $8 million impairment charges related to land and lots held for immediate sale.  We further note that the table you present, which provides the total number of communities impaired during each fiscal year presented and shows 18 impaired communities for fiscal year 2011.  Please reconcile these two disclosures for us and revise your disclosures in future filings to clarify these two disclosures.

Response

There were impairments to eight communities where we expected to build homes and 10 communities, in which the land or lots were held for sale, totaling 18 communities.  Our definition of a community may include lots held for sale. Please refer to the table breaking down communities by category on page 22 or the information provided within the third paragraph of the Homebuilding Overview section in the MD&A of our Form 10-K for the year ended December 31, 2011. We attempted to present the overall community count and type for context and then give impairments for both homes and land separately.  It is our hope that additional disclosure is not necessary.

Note B: Segment Information, page 52

5.      We note that you recognized inventory impairments charges totaling $13.7 million, or 11.7% of homebuilding gross profit, for fiscal year 2011; $32.2 million, or 30.2% of homebuilding gross profit, for fiscal year 2010; and $179.4 million, or over 100% of homebuilding gross loss, for fiscal year 2009.  As such, please disclose the inventory impairment charges recognized for each period presented for each of your reportable segments.  Please refer to ASC 280-10-50-22(j) for guidance.

Response

We removed the breakdown last year, as impairments for each reportable segment were not material and therefore, we disclosed impairments in total in our Form 10-K for the year ended December 31, 2011.  We do not expect material impairments going forward.  To provide the requested disclosure, we will present the following table in the Annual Report on Form 10-K for the year ended December 31, 2012:

FOIA CONFIDENTIAL TREATMENT REQUEST
Confidential Treatment Requested
By The Ryland Group, Inc.

Summary Comparison of Impairments and Write-offs

December 31, 2012, 2011, and 2010

(in thousands)

	2012 Total	2011 Total	2010 Total*
North
Inventory impairment charges	-	2,993	11,658
Joint venture and other valuation adjustments	-	1,889	2,850
Option deposit and feasibility cost write-offs	3,580	849	686
Total	3,580	5,731	15,194

Southeast
Inventory impairment charges	-	8,673	12,400
Joint venture and other valuation adjustments	8	25	125
Option deposit and feasibility cost write-offs	251	316	882
Total	259	9,014	13,407

Texas
Inventory impairment charges	-	1,624	8,186
Joint venture and other valuation adjustments	-	-	-
Option deposit and feasibility cost write-offs	119	26	44
Total	119	1,650	8,230

West
Inventory impairment charges	1,880	437	-
Joint venture and other valuation adjustments	140	(6)	4,633
Option deposit and feasibility cost write-offs	284	493	474
Total	2,304	924	5,107

Homebuilding Total
Inventory impairment charges	1,880	13,727	32,244
Joint venture and other valuation adjustments	148	1,908	7,608
Option deposit and feasibility cost write-offs	4,234	1,684	2,086
Total	6,262	17,319	41,938

*  The difference from the 2010 10-K reported amounts in the homebuilding total is due to the subsequent reclassification of $1,070 of inventory and other valuation adjustments and $1,006 of option deposit and feasibility cost write-offs related to discontinued operations per ASC 205-20-05-1.

FOIA CONFIDENTIAL TREATMENT REQUEST
Confidential Treatment Requested
By The Ryland Group, Inc.

Note K: Commitment and Contingencies, page 65

6.      We note your disclosure on page 67 that actual future litigation costs could differ from your current estimates of your probable losses.  If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made.  Please refer to ASC-450-20-50.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally;(1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimated when you expect those factors to be alleviated.  We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies.  Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

You may provide your disclosures on an aggregated basis.  Please include your proposed disclosures in your response.

Response

The Company disclosed that future litigation losses could differ from current estimates in accordance with ASC-450-20-50 due to its inability to estimate reasonably possible range of losses stemming from lawsuits filed. The Company feels its estimates of the minimum loss and related provisions are accurate based on information available at the time. As an example, the fact that the Company does not service mortgages originated, the fluid nature of discussions with third parties, transition of personnel at financial institutions, uncertainty regarding mortgage foreclosure trends, and timing and degree of loss recapture efforts by the these institutions and others, does not allow us to give a range of reasonably possible loss for loan repurchase matters.

On a quarterly basis, the Company reviews all cases with inside and outside legal counsel for potential loss, as well as the likelihood of recovery from third parties or additionally named defendants.  For significant cases, we request audit letters from any law firm handling pending or threatened litigation coming within the scope of clause (a) of paragraph 5 of ABA Statement of Policy Regarding Lawyers Response to Auditors Request for Information.  Outside counsel routinely discloses that ultimate losses may not be reasonably determined. All information is compared to similar historical cases, trends and other available relevant information particular to each significant lawsuit.  It is then accumulated and provisions are adjusted accordingly.

FOIA CONFIDENTIAL TREATMENT REQUEST
Confidential Treatment Requested
By The Ryland Group, Inc.

Note L: Supplement Guarantor Information, page 67

7.            We note that each of your registered notes contain release provisions for your guarantor subsidiaries.  We further note your disclosure that all of the guarantees are full and unconditional.  In future filings please provide a description of the release provisions when disclosing that the guarantees are full and unconditional.  Please provide us with the disclosures you intend in your next periodic report.

Response

We will add the following disclosure to our supplemental guarantor information footnote to the consolidating statements:

In the event a Subsidiary Guarantor is sold or disposed of (whether by merger, consolidation, sale of its capital stock or the sale of all or substantially all of its assets (other than by lease)), and whether or not the Subsidiary Guarantor is the surviving corporation in such transaction, to a Person which is not Ryland or a Restricted Subsidiary of Ryland, such Subsidiary Guarantor will be released from its obligations under its guarantee if:

• The sale or other disposition is in compliance with the indenture; and

•All the obligations of such Subsidiary Guarantor under any agreements relating to any other indebtedness of Ryland or its restricted subsidiaries terminate upon consummation of such transaction.

In addition, a Subsidiary Guarantor will be released from its obligations under the indenture if such Subsidiary ceases to be a Restricted Subsidiary (in compliance with the applicable provisions of the indenture).

8.            We note that the guarantor subsidiaries are 100% owned by you.  As such, it is unclear why net (loss) from continuing operations and loss from discontinued operations, net of taxes for the TRG, Inc. column does not agree to the consolidated total for these line items, similar to the other two fiscal years presented.  Please advise.

Response

The net loss from continuing operations and loss from discontinued operations, net of taxes for the TRG, Inc. column does not agree to the consolidated total for these line items as a result of the Company’s reclassification of discontinued operations and the inclusion of TRG, Inc. equity in loss of discontinued guarantor subsidiaries in the line Equity in net loss of subsidiaries instead of loss from discontinued operations, net of taxes. The Company will reclassify the equity to the discontinued loss line in future filings.

9.           In future filings, please separately present investment in subsidiaries and intercompany receivables.  In this regard, the intercompany receivables are presumably due on demand.  Therefore, it does not appear appropriate to combine a short-term asset with a long-term asset.

FOIA CONFIDENTIAL TREATMENT REQUEST
Confidential Treatment Requested
By The Ryland Group, Inc.

Response

In future filings, we will separately present investment in subsidiaries and intercompany receivables.

Form 10-Q for Fiscal Quarter Ended September 30, 2012

Consolidated Statements of Earnings, page 3

10. In future quarterly filings, please report total comprehensive income as a single continuous report or in two separate but consecutive financial statements.  Please refer to ASC 220-10-45-18 for guidance.  Please also confirm that you will address the guidance in ASC 220-10-45-1-17 in your annual filings.  Finally, please confirm that you will also address this guidance when providing your condensed consolidating financial statements in accordance with Article 3-10 of Regulation S-X.

Response

We began presenting total comprehensive income as a financial statement following the statement of stockholders equity beginning in March 2012.  In future filings, we will present comprehensive income as consecutive financial statements.  We will address the guidance in ASC 220-10-45-1-17 in our annual filings and when providing our condensed consolidating financial statements.

Note 10: Debt and Credit Facilities, page 14

11. We note that you issued $225 million convertible senior notes with a conversion rate that is subject to adjustment upon the occurrence of certain events.  Please expand your disclosures in future filings to clarify what those events are, whether these events are considered standard antidilution provisions, and whether these convertible senior notes meet the definition of conventional convertible debt.  Please refer to ASC 815-40-25-39-25-42 for guidance.  Please also expand your disclosures in future filings to clarify the parties that may exercise the conversion option and the timing of the ability to exercise the option.   Please provide us with the disclosures you intend to include in future filings.

Response

We will add the following disclosure in our debt and credit facilities footnote to the consolidated statements:

The conversion rate of the notes is subject to adjustment for certain events, including subdivisions and combinations of our common stock, the issuance to all or substantially all holders of our common stock or stock dividends, certain rights, options or warrants, capital

FOIA CONFIDENTIAL TREATMENT REQUEST
Confidential Treatment Requested
By The Ryland Group, Inc.

stock, indebtedness, assets or cash, and certain issuer tender or exchange offers as described under “Description of Notes—Conversion of Notes—Conversion Rate Adjustments.” However, the conversion rate will not be adjusted for other events, such as a third-party tender or exchange offer or an issuance of common stock for cash or an acquisition, that may adversely affect the trading price of the notes or the common stock. An event that adversely affects the value of the notes may occur, and that event may not result in an adjustment to the conversion rate.  These events are considered standard anti-dilution provisions under a conventional convertible debt security.  Refer to the Prospectus Supplement dated May 10, 2012, pages S-19 through S-33, for additional information.  At any time prior to the close of business on the business day immediately preceding the stated maturity date, holders may convert all or any portion of their notes. The notes will mature on May 15, 2018, unless earlier converted by the holder or purchased by us, at our option, upon the occurrence of a fundamental change (as defined in the Prospectus Supplement dated May 10, 2012).

The Company and its officers are responsible for the adequacy and accuracy of the disclosures in the filings and understands that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or by any person under the federal securities laws of the United States.

If you have any questions or comments regarding this filing, please contact David L. Fristoe, Senior Vice President, Controller & Chief Accounting Officer of the Company, by telephone at (805) 367-3730 or by fax at (805) 367-8303.

Thank you for your attention.

Sincerely,

/s/ David L. Fristoe
David L. Fristoe
Senior Vice President, Controller
& Chief Accounting Officer

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Tracy Houser